

January 28, 2011

Mr. Nikolay Lobachev
Chief Financial Officer
Diversified Global Holdings Group, Inc.
800 North Magnolia Avenue, Suite 105
Orlando, Florida 32803

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010, and September 30, 2010**
> **Form 8-K filed October 13, 2010**
> **File No. 0-53524**

Dear Mr. Lobachev:

We have reviewed your response letter dated January 14, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2009</u>

<u>General</u>

1. We note your response to comment two in our letter dated December 2, 2010. Your response focuses primarily on your foreign subsidiaries and their chief accounting officers and consultants. Please also supplementally provide us with the same information we requested in our prior comment two for those individuals and consultants involved with your operations in the United States, including your primary offices in Orlando, FL and the accounting department located there. This will enable us to better understand the internal control and U.S. GAAP background of your company as a whole. In addition, given that you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

2. In your response to comment two of our letter dated December 2, 2010, you state that each of your chief accounting officers has a broad knowledge of U.S. GAAP. Please clarify in greater detail for each of them how they obtained this broad U.S. GAAP knowledge and how they maintain it on an ongoing basis.

Business, page 1

3. We note your response to comment four in our letter dated December 2, 2010; however, we reissue the comment. To the extent that you engage in any type of consulting business, please describe this consulting business by providing the relevant disclosure in accordance with Item 101(h) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

4. We note your response to comment six in our letter dated December 2, 2010; however, we reissue the comment as your response does not fully address our comment. For each financial statement line item you discuss in MD&A, you should quantify the impact of each factor affecting the line item and provide adequate detail regarding the factor so that an investor may understand its origin, the industry segment to which it refers, and impact on the financial statement line item. Please confirm that in future filings you will revise your MD&A accordingly to separately quantify and describe in more detail the specific reasons for material fluctuations between all periods presented wherever possible.

Liquidity and Capital Resources, page 10

5. We note your response to comment seven in our letter dated December 2, 2010; however, please note that if you are party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, then in future filings, you should provide a written description of the contract similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii). Please refer to Question 146.04 of the Division's Regulation S-K Compliance & Disclosure Interpretations.

6. We note your response to comment eight in our letter dated December 2, 2010; however, we reissue the comment as your response does not fully address our comment. Please clearly state whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months and discuss your current commitments for expenditures and the resources available to you to satisfy those obligations. We note that you intend to raise additional capital to expand the infrastructure construction capabilities of construction subsidiaries, Technostroy and KNHI. Please provide your assessment of the accessibility of and risks to accessing needed capital.

Controls and Procedures, page 39

7. We note your response to comment 13 in our letter dated December 2, 2010;
    however, we reissue the comment in part. Please confirm to us that your principal
    executive officer and principal financial officer concluded that your disclosure
    controls and procedures were effective as of December 31, 2009.

Certain Relationships and Related Transactions, page 44

8. We note your response to comment 18 in our letter dated December 2, 2010;
    however, we reissue the comment in part. When discussing the building contribution
    transaction, please also discuss the note payments to the shareholder by providing the
    information required by Item 404(a).

Form 8-K filed on October 13, 2010

General

9. We note your responses to comments 35, 36, 38, 40 and 41 in our letter dated
    December 2, 2010. Please amend your Form 8-K to also include the required interim
    financial statements and your revised pro forma financial statements. In addition, on
    pages 144 and 148 of your response--where you show proposed revised disclosures--
    and in your responses to comments 36 and 38, you say that you have not recorded any
    fair value adjustments, because you are waiting on appraisals to be completed. While
    you may have to wait on the appraisals to finalize your purchase price allocations, the
    purchase price allocations shown in your pro forma financial statements should
    reflect your best preliminary estimates of fair value, including determining whether
    any identifiable intangible assets were acquired and their associated amortization
    periods, before you reflect amounts in goodwill. Please make any necessary revisions
    to your proposed disclosures and pro forma adjustments and include them in your
    amended Form 8-K as well. In amending your Form 8-K, please make sure you
    include all of Item 9.01 at a minimum.

    You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka,
Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters.
Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-
3769 if you have questions regarding comments on the financial statements and related
matters.

                                                Sincerely,

                                                Rufus Decker
                                                Accounting Branch Chief